NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-11

May 9, 2006

Cumberland Announces Adoption of Shareholder Rights Plan

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that its Board of Directors (“Board”) has approved the adoption of a Shareholder Rights Plan (“Rights Plan”).  The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any takeover bid for the common shares of Cumberland and to ensure that any proposed transaction is in the best interests of Cumberland's shareholders.

The Rights Plan is designed to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for Cumberland.  It will also provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid.  The Rights Plan is not intended to block takeover bids for the Company that treat shareholders fairly and is not being adopted in response to any proposal to acquire control of the Company.

The rights issued under the Rights Plan only become exercisable if a person or a group of persons acting collectively acquires 20% or more of the outstanding Cumberland common shares in a manner that does not meet the requirements of a Permitted Bid in the Rights Plan.   Permitted Bids must be made by way of a takeover bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  In the event a takeover bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the takeover bid, to purchase additional common shares of Cumberland at a substantial discount to the market price of the common shares at that time.

The Rights Plan is subject to TSX and shareholder approval, the latter of which will be sought at the Cumberland annual meeting of shareholders to be held in June 2006.

Advancing Cumberland’s Meadowbank Gold Project Towards Mid-Tier Gold Production

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1.  The 2006 exploration program is focused on increasing gold resources and reserves, and three drills are currently operating.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a bankable feasibility study2 completed in December 2005.  Final public hearings were held in late March 2006 as part of the Nunavut Impact Review Board’s (NIRB’s) environmental review and additional information was requested in April.  The Company will make a production decision following NIRB’s recommendation.  Depending on receipt of permits and licenses, operations from three, shallow open pits could commence in late 2008 or early 2009.

Meadowbank Gold Project Production Profile2 (Dec. 2005)

(Assuming US$400/oz. gold and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)	2,890,000 ounces[1]
Metallurgical Recovery	93.2%
Mine Throughput	2.73 Mtpa
Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

Meadowbank Gold Project

Impact of Varying Gold Price & Exchange Rate on Economics2 (Pre-tax, Cdn$)

Spot Cdn$ Gold Price	IRR (%)	NPV @ 0% (Cdn$millions)	NPV @ 5% (Cdn$millions)	Fuel Price
*$533	17.6	323.6	171.0	Base Case
$600	22.8	443.5	254.9	Dec. 2005
$675	31.2	644.5	397.3	Dec. 2005
$750	39.1	845.3	539.6	Dec. 2005

* On an after-tax basis, IRR is estimated at 12.8, NPV @ 0% is estimated at Cdn$206.9 million and payback is estimated at 3.8 years.

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)1

Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven	3,020,000	4.8	470,000
	Probable	7,990,000	4.4	1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven	-	-	-
	Probable	8,010,000	3.4	870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose	Proven	-	-	-
	Probable	2,310,000	5.7	420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven	3,020,000	4.8	470,000
	Probable	18,300,000	4.1	2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.